                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           SEARCH CAPITAL GROUP, INC.
                           --------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                 2812207-10-8
                         ------------------------------
                                (CUSIP NUMBER)



   Larry E. Levey, Hall Financial Group, Inc., 750 N. St. Paul, Suite 200,
                Dallas, TX  75201    Telephone: 214/953-1155
- --------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 May 2, 1996
                         ------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   812207-10-8                                        Page 1 of 3 Pages


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HALL FINANCIAL GROUP, INC.
     75-1298736

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)   [x]

                                                                      (B)   [ ]

 3.  SEC USE ONLY




 4.  SOURCE OF FUNDS*

     WC


 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                         [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

            NUMBER OF               7.  SOLE VOTING POWER

              SHARES

           BENEFICIALLY             8.  SHARED VOTING POWER

            OWNED BY                    11,880,180

               EACH                 9.  SOLE DISPOSITIVE POWER

            REPORTING

           PERSON WITH             10.  SHARED DISPOSITIVE POWER

                                        11,880,180

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,880,180


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]




13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.0

14.  TYPE OF REPORTING PERSON*

     CO

                                  SCHEDULE 13D

CUSIP NO.  812207-10-8                                  Page  2  of  3  Pages



 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PHOENIX/INWOOD CORPORATION
    75-2430745

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)   [x]

                                                                 (B)   [ ]

 3. SEC USE ONLY



 4. SOURCE OF FUNDS*

    WC


 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(E)                                     [ ]


 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS

            NUMBER OF               7. SOLE VOTING POWER

              SHARES

           BENEFICIALLY             8. SHARED VOTING POWER

            OWNED BY                   11,880,180

               EACH                 9. SOLE DISPOSITIVE POWER

            REPORTING

           PERSON WITH             10. SHARED DISPOSITIVE POWER

                                       11,880,180

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,880,180


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   [ ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.0


14.  TYPE OF REPORTING PERSON*

     CO

                                  SCHEDULE 13D

CUSIP NO.     812207-10-8                               Page  3  of  3  Pages



 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HALL PHOENIX/INWOOD,LTD.


 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [x]

                                                               (B)   [ ]

 3.  SEC USE ONLY




 4.  SOURCE OF FUNDS*

     WC


 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                                  [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS

            NUMBER OF               7.  SOLE VOTING POWER

              SHARES

           BENEFICIALLY             8.  SHARED VOTING POWER

            OWNED BY                    11,880,180

               EACH                 9.  SOLE DISPOSITIVE POWER

            REPORTING

           PERSON WITH             10.  SHARED DISPOSITIVE POWER

                                        11,880,180

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,880,180


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.0


14.  TYPE OF REPORTING PERSON*

     PN

                        AMENDMENT NO. 2 TO SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the $0.01 par value Common Stock of Search Capital Group, Inc. ("Search"), whose principal executive offices are located at 700 N. Pearl, Suite 400, L.B. 401, Dallas, Texas 75201-2809.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Hall Financial Group, Inc., a Delaware corporation ("HFG"), Phoenix/Inwood Corporation, a Texas corporation ("PIC"), and Hall Phoenix/Inwood, Ltd., a Texas limited partnership ("HPI"), each of whose principal office is located at 750 N. St. Paul, Suite 200, Dallas, Texas 75201. PIC is a wholly-owned subsidiary of HFG and the general partner of HPI. The principal business of HFG, PIC and HPI is real estate investment and property management.

     (a)-(c) The following are the executive officers, directors and other controlling persons of HFG, PIC and HPI:

     i. Craig Hall is the sole director, President and a significant shareholder of HFG and a director of PIC. His principal employment is with HFG and his business address is the same as HFG.

     ii. Kathryn W. Hall is an Executive Vice President and significant shareholder of HFG and a director of PIC. Her principal employment is with HFG and her principal business address is the same as HFG.

     iii. Donald L. Braun is an Executive Vice President and the Treasurer of HFG and the President and Treasurer of PIC. His principal employment is with HFG and his business address is the same as HFG.

     iv. Mark Depker is an Executive Vice President of HFG and a Vice President of PIC. His principal employment is with HFG and his business address is the same as HFG.

     v. Larry E. Levey is a Senior Vice President of HFG and a Vice President of PIC. His principal employment is with HFG and his business address is the same as HFG.

     vi. Charles E. Casebier is a Senior Vice President of HFG and a Vice President of PIC. His principal employment is with HFG and his business address is the same as HFG.

     vii. Janet K. Carlson is the Secretary and Associate General Counsel of HFG and the Secretary of PIC. Her principal employment is with HFG and her business address is the same as HFG.





Amendment No. 2 to Schedule 13D
of Hall Financial Group, Inc.                                             Page 5

     (d) None of HFG, PIC, HPI or any of their executive officers, directors or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of HFG, PIC, HPI or any of their executive officers, directors or other controlling persons has, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or been found in violation with respect to such laws.

     (f) Each of the executive officers, directors and other controlling persons of HFG, PIC and HPI is a citizen of the United States, except for Janet K. Carlson who is a citizen of Great Britain.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     HPI acquired certain shares of Search equity securities upon the conversion of $1,718,397 in promissory notes representing loans from HFG to Search. Search promissory notes in the aggregate amount of $2,284,487 had previously been assigned from HFG to HPI in consideration of a loan payable by HPI to HFG in a similar amount. HPI acquired additional shares of Search equity securities for $4,346,429 in cash, which amount was also borrowed from HFG. The loans to HPI were made from the working capital of HFG.

ITEM 4.  PURPOSE OF TRANSACTION

     HPI has acquired equity securities of Search for investment.

     (a)-(c)  Not applicable.

     (d) Under certain circumstances, HFG or HPI may have the right to elect up to two directors of Search. (See, Item 6.)

     (e)-(j)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) HPI has acquired 4,138,378 shares of the Common Stock of Search and 2,032,812 shares of the Preferred Stock of Search. Each share of the Search Preferred Stock is convertible into two shares of Search Common Stock. HPI also has the right to acquire 3,676,178 shares of the Common Stock of Search pursuant to certain warrants which are presently exercisable. Therefore, HFG, PIC and HPI beneficially own 11,880,180 shares of the Common Stock of Search (computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934). Based upon information obtained from Search, as of the date hereof HFG, PIC and HPI beneficially own approximately 34.0% of the Common Stock of Search (similarly computed), and assuming issuance of all shares of Common Stock required to be issued under Search's Joint Plan of Reorganization. (See, Item 6.)





Amendment No. 2 to Schedule 13D
of Hall Financial Group, Inc.                                             Page 6

     (b) HFG, PIC and HPI share the power to vote and to dispose of the Common Stock of Search acquired by HPI.

     (c) On or about May 2, 1996, Search issued to HPI an additional 185,654 shares of the Search Common Stock as a result of the final determination of the amount of securities issuable under its Joint Plan of Reorganization. HPI paid no additional consideration for such shares. (See, Item 6.)

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 14, 1995, certain subsidiaries (the "Bankrupt Subsidiaries") of Search filed a petition in the United States Bankruptcy Court for the Northern District of Texas seeking protection under Chapter 11 of the U.S. Bankruptcy Code. Search and certain of its other subsidiaries (the "Non-Bankrupt Subsidiaries") did not file bankruptcy petitions but were co-proponents of a Joint Plan of Reorganization (the "Plan") proposed in the bankruptcy proceedings.

     HPI acquired certain shares of the Search Common Stock, shares of the Search Preferred Stock and warrants to purchase Search Common Stock pursuant to an option (the "Search Option") granted by Search to HFG and subsequently assigned to HPI. Pursuant to the terms of the Search Option, the amount of each such security subject to the Search Option was determinable by reference to the securities issuable to creditors of the Bankrupt Subsidiaries under the Plan. The final determination of the amount of securities issuable to such creditors under the Plan was completed on or about May 2, 1996.

     HPI is the holder of a warrant (the "Loan Warrant") to purchase 3,000,000 shares of the Common Stock of Search at an exercise price of $2.00 per share. The Loan Warrant is presently exercisable and expires on November 30, 2000.
HPI is also the holder of a warrant (the "Plan Warrant") to purchase 676,178 shares of the Common Stock of Search. The Plan Warrant is exercisable at any time within five years following the effective date of the Plan at an exercise price of $2.00 per share in the first year, $2.25 per share in the second year, $2.50 per share in the third year, $2.75 per share in the fourth year and $3.00 per share in the final year.

     HPI has the right to require Search to effect the registration under the Securities Act of 1933 of any or all of the securities of Search acquired by HPI pursuant to the foregoing transactions. If Search proposes to otherwise register any of its securities under such Act, HPI also has the right to require Search to register up to 2,500,000 shares of the Search Common Stock owned by HPI plus any shares acquired upon exercise of the Loan Warrant.





Amendment No. 2 to Schedule 13D
of Hall Financial Group, Inc.                                             Page 7

     Search has granted HPI the right to have one representative in attendance at all meetings of the board of directors of Search as an observer and guest. HPI also has the right to elect two members of the Search board of directors in lieu of its observer representative. Search has agreed to amend its articles of incorporation and bylaws as necessary to provide HPI the right to elect such members of its board of directors.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June ____, 1996

                                        HALL FINANCIAL GROUP, INC.



                                  By:        /s/  LARRY E. LEVEY
                                        ----------------------------------------
                                        Larry E. Levey, Senior Vice President


                                        PHOENIX/INWOOD CORPORATION



                                  By:        /s/  LARRY E. LEVEY
                                        ----------------------------------------
                                        Larry E. Levey, Vice President


                                        HALL PHOENIX/INWOOD, LTD.

                                  By:   PHOENIX/INWOOD CORPORATION



                                  By:        /s/  LARRY E. LEVEY
                                        ----------------------------------------
                                        Larry E. Levey, Vice President





Amendment No. 2 to Schedule 13D
of Hall Financial Group, Inc.                                             Page 8